Exhibit 99.1

Asia Pacific Wire & Cable Corporation Retains MZ Group as Its Investor Relations Advisor

TAIPEI, Taiwan, Feb. 9, 2012 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (Nasdaq:APWC - News) (“APWC” or the “Company”), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in selected Asia-Pacific markets, today announced that the Company has retained MZ Group as its investor relations advisor.

MZ Group will assist APWC with building its awareness in the capital markets and communicating its corporate, financial and investor developments to shareholders and investors. Matthew Hayden, Scott Powell, and the MZ team will be advising the Company in all facets of corporate and financial communications.

The selection of well respected MZ Group as APWC’s investor relations partner after careful review is because of the breadth and depth of the consulting and technology services they provide on a global level. APWC is confident that the team at MZ Group will provide strong support in conveying the Company’s business model, growth strategy, competitive advantages, and value proposition to shareholders and the investment community at large as it continues to develop wire and cable products for customers in the Asia-Pacific region. MZ’s foothold and many years of experience in Asia positions the company in key markets APWC is exploring for future growth. Furthermore, their strong relationships with retail and institutional investors across several continents will help the Company build up corporate brand and expand the shareholder base.

About MZ Group

MZ Group (www.mz-ir.com) is a wholly owned subsidiary of @titude Global (www.attitudeglobal.com) in North America. MZ Group is the world’s largest independent global investor relations and corporate communications firm, providing innovative, customized services to domestic and multinational companies through a unique, fully integrated “one-stop-shop” business model. With offices in New York, Chicago, San Diego, Sao Paulo, Beijing, Shanghai, Hong Kong and Taipei, MZ Group has 300+ professionals serving more than 530 clients located throughout 10 countries.

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia. The Company manufactures and distributes its own wire and cable products and also distributes wire and cable products (“Distributed Products”) manufactured by its principal shareholder, Pacific Electric Wire & Cable Company, a Taiwanese company (“PEWC”). The Company also provides project engineering services in the supply, delivery and installation (“SDI”) of power cables to certain of its customers. For more information on the Company, visit http://www.apwcc.com. Information on the Company’s Web site or any other Web site does not constitute a portion of this release.

Safe Harbor Statement

This release contains certain “forward-looking statements” relating to the Company, its business, and its subsidiary companies. These forward looking statements are often identified by the use of forward-looking terminology such as “believes”, “expects” or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

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Contact:

  Company Contact :

    Asia Pacific Wire & Cable Corporation Limited

    Mr. Frank Tseng, CFO

    Phone: +886-2-2712-2558 ext. 66

    Email: frank.tseng@apwcc.com

    Web: http://www.apwcc.com

  Investor Relations Contact :

    MZ Group

    Mr. Scott Powell, Senior Vice President

    Phone: +1-212-301-7130

    Email: scott.powell@hcinternational.net

    Web: http://www.mz-ir.com